SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

REPURCHASE SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒      ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the year ended December 31, 2016

or

☐         TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                       to

Commission File No. 000-14719

SKYWEST, INC. EMPLOYEES’ RETIREMENT PLAN

(Full title of the plan)

SKYWEST, INC.

444 South River Road

St. George, Utah 84790

(Name of issuer of the securities held pursuant to the

Plan and the address of its principal executive office)

SKYWEST, INC. EMPLOYEES’ RETIREMENT PLAN

*Other supplemental schedules required by section 2520-103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrators of the

SkyWest, Inc. Employees’ Retirement Plan

We have audited the accompanying statements of assets available for benefits of the SkyWest, Inc. Employees’ Retirement Plan (the “Plan”) as of December 31, 2016 and 2015 and the related statement of changes in assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. Management of the Plan has determined that the Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the SkyWest, Inc. Employees’ Retirement Plan as of December 31, 2016 and 2015, and the changes in assets available for benefits for the year ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

The supplemental schedule has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management.  Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule.  In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the U.S. Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.  In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Tanner LLC

Salt Lake City, Utah

June 23, 2017

SKYWEST, INC. EMPLOYEES’ RETIREMENT PLAN

Statements of Assets Available for Benefits

	As of December 31,
	2016	2015
Assets:

Investments, at fair value:
Mutual funds and participant-directed brokerage accounts	$481,579,567	$429,674,128
Stable value funds	51,144,815	44,803,913
SkyWest, Inc. Common Stock Fund	14,971,687	9,107,904

Notes receivable from participants	15,487,192	16,829,244

Assets available for benefits	$563,183,261	$500,415,189

See accompanying notes to financial statements.

SKYWEST, INC. EMPLOYEES’ RETIREMENT PLAN

Statement of Changes in Assets Available for Benefits

For the Year Ended December 31, 2016

Additions:
Contributions:
Participants	$33,586,081
Employer	22,489,347

Total contributions	56,075,428

Interest income on notes receivable from participants	675,185

Net investment income:
Interest and dividends	7,042,159
Net appreciation in fair value of investments	40,173,630

Total net investment income	47,215,789

Total additions	103,966,402

Deductions:
Distributions to participants	40,611,491
Administrative expenses	586,839

Total deductions	41,198,330

Net increase in assets available for benefits	62,768,072

Assets available for benefits:
Beginning of the year	500,415,189

End of the year	$563,183,261

See accompanying notes to financial statements.

SKYWEST, INC. EMPLOYEES’ RETIREMENT PLAN

Notes to Financial Statements

(1)                                 Description of the Plan

The following description of the SkyWest, Inc. Employees’ Retirement Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan document and summary plan description for a more complete description of the Plan’s provisions.

(a)                                 General

SkyWest, Inc. (the “Company”, “Plan Sponsor” or “Employer”) adopted the Plan, effective April 1, 1977.  The Plan is a defined contribution plan and is intended to be a qualified retirement plan under Section 401(a) of the Internal Revenue Code (“IRC”) of 1986, as amended.  It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  The Plan was most recently restated on January 1, 2016.

The Plan was established to provide employees with an opportunity to accumulate funds for retirement or disability and to provide death benefits for employees’ dependents and beneficiaries.

(b)                                 Eligibility

All of the employees of the Company who have completed 90 days of service are eligible to participate in the Plan.  An eligible employee, who has enrolled, shall become a participant on the first day of the month coinciding with or following the date that the employee meets the eligibility requirements.  Employees must affirmatively elect to participate in the Plan.

(c)                                  Participant Accounts

Individual accounts are maintained for each Plan participant.  Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, and an allocation of investment earnings, and is charged with withdrawals and an allocation of investment losses and expenses.  The allocations are based on participant earnings or account balances.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(d)                                 Contributions

Participants elect both the amount of salary reduction contributions and the allocation of the salary reduction contributions among the various investment alternatives within the Plan.  Annual salary reduction contributions cannot exceed the lesser of 100% of the participant’s eligible compensation or the maximum amount allowable under the IRC, which was $18,000 during 2016 ($24,000 for participants age 50 and older).

Employees are eligible for the Company match when they have completed one year of service and have enrolled in the Plan.  Employees must be making contributions to the Plan in order to receive the Company match.  During 2016, the Company matched 100% of each eligible participant’s salary reduction contribution up to levels ranging from 2% to 7% of compensation, based on position and years of service.  Additionally, each year the Company may make a discretionary contribution based on its earnings.  An employee is eligible to participate in the discretionary contribution program if he or she has made salary reduction contributions.  The Company made a discretionary contribution in 2016 of $2,833,275.  Company discretionary contributions are allocated based on the participants’ contributions as a percentage of total participant contributions.

(e)                                  Participant-Directed Options for Investments

Participants direct the investment of their contributions and the Company matching and discretionary contributions into various investments offered by the Plan.  Investment options include mutual funds, stable value funds, and SkyWest, Inc. common stock.  Participants may change their elections or transfer investments between funds at any time.

Participants with SkyWest, Inc. common stock in their accounts may direct the sale of the stock and the investment of the resulting proceeds into other investments offered by the Plan.

(f)                                    Vesting and Payment of Benefits

Participants are immediately vested 100% in their account balances.  Benefits are normally paid at retirement, disability, death, or other termination.  Benefits distributions may be made in a single lump sum payment, installments, or an annuity.  Participants may withdraw funds from the Plan while actively employed subject to specific restrictions set forth in the Plan agreement.

(g)                                 Notes Receivable from Participants

The Plan agreement provides for loans to be made to participants and beneficiaries.  The loans must bear a reasonable rate of interest, have specific repayment terms and be adequately secured.  Under no circumstances can the amount of the loan exceed the lesser of $50,000 or 50% of the participant’s vested account balance.

(h)                                 Custodian and Record Keeper

Wells Fargo Institutional Trust Services (“Wells Fargo”) provides the record keeping and custodial services for the Plan.  Wells Fargo is also a directed trustee of the Plan.

(i)                                    Parties-in-Interest

The Company, participants and Wells Fargo are considered parties-in-interest to the Plan.  The Company’s common stock and Wells Fargo managed mutual funds are investment options in the Plan.

(j)                                    Termination of the Plan

Although it has not expressed any intent to do so, the Company may terminate the Plan at any time subject to the provisions of the Plan and ERISA.  If the Plan is terminated, the participants have a non-forfeitable interest in their accounts.

(2)                                 Summary of Significant Accounting Policies

(a)                                 Basis of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

(b)                                 Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates that affect the reported amounts of assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported changes in assets available for benefits during the reporting period.  Actual results could differ from these estimates.

(c)                                  Risks and Uncertainties

The Plan provides for investments in securities that are exposed to various risks, such as interest rate, currency exchange rate, credit and overall market fluctuation.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of assets available for benefits.

(d)                                 Investment Valuation and Income Recognition

Mutual funds are valued at quoted market prices, which represent the net asset values of units held by the Plan at year-end.  Units of the Company’s common stock fund and stable value funds are valued using the net asset value, which approximates fair value, on the last business day of the Plan year.  Unrealized appreciation or depreciation caused by fluctuations in the market value of investments is recognized in the statement of changes in assets available for benefits.  Dividends and interest are reinvested as earned.  Purchases and sales of investments are recorded on a trade-date basis.

(e)                                  Distributions to Participants

Distributions to participants are recorded when paid.

(f)                                    Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2016 or 2015. If a participant ceases to make loan repayments and the Plan Administrators deem the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

(g)                                 Administrative Expenses

The Plan pays substantially all administrative expenses of the Plan, other than some legal and accounting fees, which are paid by the Plan Sponsor.

(h)                                 Interest and Dividend Income

Interest income is recorded as earned on the accrual basis.  Dividend income is recorded on the ex-dividend date.

(i)                                    Recently Issued Accounting Standards Update

In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), which requires that an investment for which fair value is measured using the net asset value per share practical expedient be removed from the fair value hierarchy in all periods presented in a plan’s financial statements. This guidance is effective for fiscal years beginning after December 15, 2015, and must be retrospectively applied. The Plan adopted this guidance as of January 1, 2016, removing the Company’s common stock fund and stable value funds from the fair value hierarchy, which did not have a material impact on the Plan’s financial statements.

In July 2015, the FASB issued ASU No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. ASU 2015-12 Part I designates contract value as the only required measure for fully benefit-responsive investment contracts. ASU 2015-12 Part II simplifies the investment disclosure requirements under existing U.S. GAAP, including eliminating the disclosure of (1) individual investments that represent 5 percent or more of net assets available for benefits and (2) the net appreciation or depreciation for investments by general type. The Plan adopted this guidance as of January 1, 2016 and separately presented the Company’s common stock fund and stable value funds from other assets in the Statements of Assets Available for Benefits as of December 31, 2016 and 2015 and modified  certain disclosures in the notes to financial statements.  The Plan also eliminated the disclosure of individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation for investments by general type.

Management believes the adoption of this guidance reduces unnecessary complexity in the financial statements and improves the usefulness of the information provided to users of these financial statements.

(j)                                    Subsequent Events

The Plan Administrators have evaluated events occurring subsequent to December 31, 2016 through the date of issuance of these financial statements.

(3)                                 Party-in-Interest Transactions

Transactions in shares of the Company’s common stock qualify as exempt party-in-interest transactions under the provisions of ERISA.  The Plan held 957,854 and 1,108,348 shares of SkyWest, Inc. common stock with a fair value of $14,971,687 and $9,107,904 as of December 31, 2016 and 2015, respectively.

Plan investments include mutual funds and a collective trust fund managed by Wells Fargo, the Plan trustee, and therefore are party-in-interest transactions.  While transactions involving Plan assets with a party-in-interest may be prohibited, these transactions are exempt under ERISA Section 408(b)(8).

Notes receivable from participants totaling $15,487,192 and $16,829,244 as of December 31, 2016 and 2015, respectively, are also considered exempt party-in-interest transactions.

(4)                                 Tax Status

The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated February 22, 2012, stating that the Plan is designed in accordance with applicable sections of the IRC and, therefore, the related trust is exempt from taxation.  As of December 31, 2016, the Plan was required to make certain corrective distributions in order to remain qualified under IRC 401(a).  Subsequent to December 31, 2016, the Plan made the corrective distributions in accordance with IRS regulations.  Although the Plan has been restated since receiving the determination letter and is awaiting an updated determination letter from the IRS, the Plan Administrators believe the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan, as amended, is qualified and the related trust is tax exempt.

(5)                                 Fair Value Measurements

U.S. GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date.  U.S. GAAP establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs when measuring fair value, with the following three levels of inputs:

Level 1 — Valuation is based upon quoted prices in active markets for identical securities.

Level 2 — Valuation is based upon other significant observable inputs that reflect the assumptions market participants would use in pricing the asset developed on market data obtained from sources independent of the Plan.

Level 3 — Valuation is based upon unobservable inputs that reflect the assumptions that Plan management believes market participants would use in pricing the asset, based on the best information available.

As of December 31, 2016 and 2015, the Plan held certain assets that are required to be measured at fair value on a recurring basis.  Assets measured at fair value on a recurring basis are summarized below (in thousands):

	Fair Value Measurements as of December 31, 2016
	(in 000’s)
	Total	Level 1	Level 2	Level 3
Mutual funds	$476,854	$442,141	$34,713	$—
Stable value funds*	51,145	—	—	—
Common stock fund*	14,972	—	—	—
Participant-directed brokerage accounts	4,726	4,726	—	—

Total	$547,697	$446,867	$34,713	$—

	Fair Value Measurements as of December 31, 2015
	(in 000’s)
	Total	Level 1	Level 2	Level 3
Mutual funds	$429,673	$369,945	$59,728	$—
Stable value funds*	44,804	—	—	—
Common stock fund*	9,108	—	—	—

Total	$483,585	$369,945	$59,728	$—

* The fair values for the stable value funds and commons stock fund are provided above to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of assets available for benefits.  In accordance with ASU 2015-12, the stable value fund and the common stock fund are measured using the net asset value per unit as a practical expedient and therefore are not classified in the fair value hierarchy.  Prior year amounts have been retrospectively adjusted for consistency with this presentation as required upon the adoption of ASU 2015-07 and ASU 2015-12.

The SkyWest, Inc. Common Stock Fund (the “Common Stock Fund”), the Wells Fargo Stable Return Fund, and the T. Rowe Price Stable Value (the “Stable Value Funds”) are valued at the net asset value (NAV) of units of the respective funds. The NAV, as provided by the respective fund trustees, is used as a practical expedient to estimating fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV.

The Stable Value Funds are designed to provide safety of principal with consistency of returns with minimal volatility by employing a strategy of investing in investment contracts and security-backed contracts while employing broad diversification among contract issuers and underlying securities. The Plan Sponsor is able to redeem the investment in the Stable Value Funds by providing a 12-month notice. Although the notice requirement is 12 months, Wells Fargo and T. Rowe Price have indicated the ability to redeem the investment sooner.  Redemption frequency for the Stable Value Funds is immediate, and the Stable Value Funds contains no unfunded commitments. There are no other significant restrictions on the ability to redeem the investment.

The Common Stock Fund includes investments in SkyWest, Inc. common stock. Redemption frequency for the Common Stock Fund is immediate, the Common Stock Fund contains no unfunded commitments, and has no redemption restrictions.

(6)                                 Plan Amendments

During 2016, the Plan was restated to incorporate all previous amendments and resubmitted to the IRS for favorable determination to comply with regulatory requirements for resubmission.

(7)                                 Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of assets available for benefits as reported in the financial statements as of December 31, 2016 and 2015 to the Form 5500:

	December 31,
	2016	2015

Assets available for benefits as reported in the financial statements	$563,183,261	$500,415,189
Adjustment from contract value to fair value for stable value funds	1,742	224,020

Assets available for benefits as reported in the Form 5500	$563,185,003	$500,639,209

The following difference between the financial statements and the Form 5500 is due to the adjustment from fair value to contract value of the stable value funds for the year ended December 31, 2016.

Net increase in assets available for benefits as reported in the financial statements	$62,768,072

Net adjustment from contract value to fair value for stable value funds	(222,278)

Net increase in assets available for benefits as reported in the Form 5500	$62,545,794

Supplemental Schedule

SKYWEST, INC. EMPLOYEES’ RETIREMENT PLAN

EIN 87-0292166, Plan 001

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year)

As of December 31, 2016

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value	Number of units

	The Vanguard Group	Vanguard Institutional Index	$52,511,924	257,626

*	Wells Fargo	Wells Fargo Stable Return Fund	45,565,773	855,005

	MFS	MFS Value	38,774,110	1,079,157

	Goldman Sachs	Goldman Sachs Small Cap Value	37,771,775	629,005

	T. Rowe Price	T. Rowe Price Blue Chip Growth Trust	34,713,256	1,306,975

	Metropolitan West Asset Mgmt.	Metropolitan West Total Return Bond	30,215,948	2,866,788

	T. Rowe Price	T. Rowe Price Mid-Cap Growth	29,223,331	387,732

	T. Rowe Price	T. Rowe Price Retirement 2030	29,116,255	1,292,333

	T. Rowe Price	T. Rowe Price Retirement 2040	28,508,526	1,228,286

	American Funds	American Funds EuroPacific Growth R6	26,405,220	586,262

	T. Rowe Price	T. Rowe Price Retirement 2035	25,905,820	1,500,290

	T. Rowe Price	T. Rowe Price Retirement 2045	22,607,956	1,447,372

	T. Rowe Price	T. Rowe Price New Horizons	21,995,873	507,871

	T. Rowe Price	T. Rowe Price Retirement 2025	19,654,717	1,268,046

	The Vanguard Group	Vanguard Extended Market Index Inst	16,180,727	222,507

	T. Rowe Price	T. Rowe Price Retirement 2020	15,487,221	758,806

*	SkyWest, Inc.	SkyWest, Inc. Common Stock Fund	14,971,687	957,854

	MFS	MFS International Value R3	14,650,758	422,334

	T. Rowe Price	T. Rowe Price Retirement 2050	10,070,291	766,384

*                    Indicates a party-in-interest to the Plan.

Column (d), cost information, is not applicable for participant-directed investments.

SKYWEST, INC. EMPLOYEES’ RETIREMENT PLAN

EIN 87-0292166, Plan 001

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year)

As of December 31, 2016 (Continued)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current Value	Number of Units

	JPMorgan	JPMorgan Mid Cap Value L	$9,709,510	266,745

	T. Rowe Price	T. Rowe Price Stable Value N	5,579,042	5,579,042

	T. Rowe Price	T. Rowe Price Retirement 2015	3,334,897	235,183

		Self Directed Brokerage Invested Account	2,697,115	N/A

	T. Rowe Price	T. Rowe Price Retirement 2055	2,531,713	192,233

	The Vanguard Group	Vanguard Total Bond Market Index Admiral	2,246,073	210,899

		Self Directed Brokerage Liquid Account	2,028,941	N/A

	The Vanguard Group	Vanguard Total Intl Stock Index Admiral	1,602,517	65,064

	T. Rowe Price	T. Rowe Price Retirement 2010	1,443,540	83,201

	T. Rowe Price	T. Rowe Price Retirement 2005	1,332,466	103,613

	T. Rowe Price	T. Rowe Price International Discovery	497,377	9,353

	Fidelity	Fidelity Low Priced Stock	344,389	6,960

	T. Rowe Price	T. Rowe Price Retirement 2060	17,321	1,708

*	Plan participants	Notes receivable from participants at 4.25% - 10.00% interest, with maturity dates from 2016 through 2030, collateralized by the respective participants’ account balances	15,487,192	N/A

			$563,183,261

*                    Indicates a party-in-interest to the Plan.

Column (d), cost information, is not applicable for participant-directed investments.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Date: June 23, 2017	SKYWEST, INC. EMPLOYEES’ RETIREMENT PLAN

	By:	SkyWest, Inc., Plan Sponsor

/s/ Eric J. Woodward
Eric J. Woodward
Chief Accounting Officer
of SkyWest, Inc.

Exhibit Index

Exhibit Number	Description of Exhibit
23.1	Consent of Independent Registered Public Accounting Firm